===============================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2003

                       Commission File Number: 001-10579

                      TELECOMMUNICATIONS COMPANY OF CHILE
                (Translation of registrant's name into English)

                      Avenida Providencia No. 111, Piso 22
                          Providencia, Santiago, Chile
                                 (562) 691-2020
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F [X]                 Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes [_]                 No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes [_]                 No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes [_]                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

===============================================================================

                      TELECOMMUNICATIONS COMPANY OF CHILE


                               TABLE OF CONTENTS


   Item
   ----

     1. Press Release Entitled "Compania De Telecomunicaciones De Chile S.A. Announces Results For The Fourth Quarter (4Q02) and Full Year 2002"

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TELECOMMUNICATIONS COMPANY OF CHILE


Date:  January 30, 2003                 By:  /s/ Julio Covarrubias F.
                                             ---------------------------------
                                             Name:   Julio Covarrubias F.
                                             Title:  Chief Financial Officer

                                                                         Item 1


                                                                     Telefonica
                                                                     ----------
                                                                      CTC CHILE

News Release
FOR IMMEDIATE RELEASE

===============================================================================

                  COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
              ANNOUNCES RESULTS FOR THE FOURTH QUARTER (4Q02) AND
                                 FULL YEAR 2002


Highlights:

>>   18% increase in mobile subscribers compared to 2001

>>   Fixed lines in service per employee passes 1,000 to end the year at 1,058

>> EBITDA margin reached 44.1% in 4Q02 and 45.4% for the full year 2002, compared to 42.5% in 4Q01 and 43.1% in 2001

>> EBITDA amounted to Ch$94,090 million (US$131.0 million) in 4Q02 and Ch$391,533 million (US$544.8 million) for the year 2002

>> Net loss of Ch$2,187 million (US$3.0 million) in 4Q02 and an accumulated net loss of Ch$17,680 million (US$24.6 million) for full year 2002


(Santiago, Chile - January 27, 2003) Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefonica CTC Chile" or the "Company") announced today its unaudited financial results, stated in Chilean GAAP (in constant Chilean pesos as of December 31, 2002) for the fourth quarter and the year ended December 31, 2002. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for December 31, 2002, which was Ch$718.61 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicactcchile.cl.

                                                                     Telefonica
                                                                     ----------
                                                                      CTC CHILE
4Q02 Earnings Release
===============================================================================


CONSOLIDATED RESULTS FOR 4Q02
(Comparisons refer to 4Q01)

REVENUES Telefonica CTC Chile's revenues decreased by 12.5% in 4Q02 as compared to 4Q01, amounting to Ch$213,161 million (US$296.6 million). This decrease is mainly a result of the fact that revenues from the subsidiary Sonda are no longer included in the Company's total consolidated revenues since the sale of a 25% stake in this subsidiary in September 2002. Excluding Sonda revenues in 4Q01, Telefonica CTC Chile's total consolidated revenues increased 1.7% in 4Q02 as compared to 4Q01. Regarding the Company's core businesses, other impacts on revenues are:
               (i) a 1.2% decrease in fixed telephony revenues and (ii) a 9.9% decrease in long distance revenues. These decreases were offset by: (i) a 14.9% increase in revenues from mobile services, and
               (ii) a 15.7% increase in revenues from corporate customer communications services. For the full year 2002, revenues fell by 6.2% as compared to 2001, amounting to Ch$863,149 million (US$1,201.1 million). Excluding the effects of Sonda and of the new contract with Publiguias signed in 3Q01, revenues for 2002 increased 0.9% as compared to the previous year.

OPERATING      Operating costs and expenses decreased by 9.9% in 4Q02 to
COSTS AND      Ch$183,508 million (US$255.4 million), as compared to Ch$203,781
EXPENSES       million (US$283.6 million) in 4Q01. For the year 2002 operating cost and expenses reached Ch$732,651 million (US$1,019.5 million) as compared to Ch$778,558 million (US$1,083.4 million) in the year 2001, this represents a decreased of 5.9% year over year.

               Salaries expenses decreased by 40.3% in 4Q02 as compared to 4Q01, to Ch$13,969 million (US$19.4 million), mainly due to savings generated by the corporate reorganization process implemented in October 2002, and because the operating salaries expense corresponding to Sonda employees is no longer included, since the sale of 25% of the Company's stake in this subsidiary in September 2002.

               Other operating costs and expenses decreased by 8.8% in 4Q02 as compared to 4Q01, to Ch$72,923 million (US$101.5 million), mainly because Sonda's costs of sales are no longer included since the Company sold its majority stake in this subsidiary in September 2002, as well as because of lower mobile subscriber acquisition costs, lower costs of third party contracts and savings generated by the Company's cost reduction program. This was partly offset by higher interconnection costs of the mobile business to other mobile networks, higher costs of sales of equipment and projects associated with corporate customers, and higher provisions for uncollectables.

                                                                     Telefonica
                                                                     ----------
                                                                      CTC CHILE
4Q02 Earnings Release
===============================================================================


               Administrative and selling expenses decreased by 12.7% to Ch$32,179 million (US$44.8 million), mainly due to decreased salaries for sales and administrative personnel as a result of the corporate reorganization process implemented in October 2002, as well as the fact that the salaries expense of Sonda's sales and administrative personnel is no longer consolidated.

EBITDA As a result of the above, EBITDA(1) in 4Q02 decreased by 9.1% to Ch$94,090 million (US$130.9 million), compared to Ch$103,477 million (US$144.0 million) recorded in 4Q01. For the year 2002, EBITDA decreased by 1.4% to Ch$391,533 million (US$544.8 million) as compared to the year 2001.

               EBITDA margin(2) in 4Q02 was 44.1%, compared to 42.5% recorded in 4Q01. For the year 2002, EBITDA margin was 45.4% as compared to 43.1% in the year 2001.

DEPRECIATION   Depreciation expense increased 1.4% to Ch$64,437 million
               (US$89.7 million) in 4Q02 as compared to the 4Q01, mainly as a result of an increase in the Company's assets in operation. For the year 2002 depreciation reached Ch$261,365 million (US$364.0 million) which represents an increase of 2.2% year over year.

OPERATING      OPERATING INCOME decreased by 25.8% to Ch$29,653 million
INCOME         (US$41.3 million) in 4Q02 as compared to Ch$39,937 million
               (US$55.6 million) recorded in 4Q01. The operating margin amounted to 13.9% in 4Q02 as compared to 16.4% in 4Q01. For the year 2002, the Company registered an operating income of Ch$130,498 million (US$181.6 million), which represents a 7.8% decrease compared to the previous year, and an operating margin of 15.1%, similar to the 15.4% operating margin achieved in 2001.

NON-           NON-OPERATING INCOME (LOSS): Telefonica CTC Chile recorded a
OPERATING      10.6% decrease in its non-operating losses, which amounted to
INCOME         Ch$23,416 million (US$32.6 million) in 4Q02, as compared to a non-operating loss of Ch$26,199 million (US$36.5 million) in 4Q01. The lower non-operating loss in 4Q02 is primarily the result of:

                    (i) a 17.5% reduction in interest expenses in 4Q02 compared to 4Q01, as a result of a 26.0% reduction in average interest-bearing debt over the same period. The reduction in interest expenses was partly offset by lower capitalized interests. Total interest-bearing debt reached US$1,550 million in December 2002.

---------
(1) EBITDA = operating income + depreciation
(2) EBITDA margin = (operating income + depreciation) / total operating revenues.

                                                                     Telefonica
                                                                     ----------
                                                                      CTC CHILE
4Q02 Earnings Release
===============================================================================


                    (ii) an increase in revenues from related companies, which amounted to Ch$1,894 million (US$2.6 million) in 4Q02 as compared to Ch$76 million (US$0.1 million) in 4Q01, due to the recognition of 35% of Sonda's net income for 4Q02, corresponding to Telefonica CTC Chile's remaining ownership in that subsidiary.

               For the year 2002, the Company's non-operating loss was similar to the loss registered for the year 2001, growing only 0.1% and amounting to Ch$120,698 million (US$168.0 million).

INCOME         INCOME TAXES In 4Q02, Telefonica CTC Chile recorded a total
TAXES          income tax charge in the amount of Ch$8,399 million (US$11.7 million) which includes taxes paid during the period as well as deferred taxes from previous periods. For the years 2002 and 2001, the tax charges were reclassified and presented net of tax credits obtained by the Company as a result of dividend payments by its subsidiaries; these tax credits were previously shown as other non-operating income. For the full year 2002, income taxes amounted to Ch$26,717 million (US$37.2 million), composed of a Ch$2,781 million (US$3.9 million) current income tax and a Ch$23,935 million (US$33.3 million) charge for deferred taxes of the period as well as amortization of deferred taxes of previous periods. This is an increase as compared to the Ch$11,769 million (US$16.4 million) tax charge registered in 2001, mainly due to the increase in 2002 of deferred taxes corresponding to previous years.

NET            The Company registered a net loss of Ch$2,187 million (US$3.0
RESULT         million) in 4Q02 as compared to a net income of Ch$13,989
               million (US$19.5 million) registered in 4Q01. For the year 2002, the Company registered a net loss of Ch$17,680 million (US$24.6 million) compared to a net income of Ch$4,234 million (US$5.9 million) recorded in the year 2001. During this period, the net result was especially impacted by an extraordinary charge of Ch$15,224 million (US$21.2 million) derived from the restructuring in October 2002, as well as a charge for the lower value of Terra's shares of Ch$7,567 million (US$10.5 million) and the effect of the sale of 25% of Sonda in September 2002, which generated a net charge of Ch$1,164 million (US$2.0 million).

               Net loss per ADR in 4Q02 amounted to US$0.01, compared to a net income per ADR of US$0.08 recorded in 4Q01. Net loss per share in 4Q02 reached Ch$2.3 as compared to the Ch$14.6 of profit reached in 4Q01. For the year 2002, losses per ADR amounted to US$0.10 and per share to Ch$18.5.

CAPEX Capital expenditures for Telefonica CTC Chile and its consolidated subsidiaries amounted to US$89 million in 4Q02 compared to US$139 million in 4Q01, reaching a total of US$204 million for the year 2002, compared to US$291 million in 2001. Investments in 2002 were mainly focused on the mobile business, and include US$13 million paid for the acquisition of two PCS licenses.

                                                                     Telefonica
                                                                     ----------
                                                                      CTC CHILE
4Q02 Earnings Release
===============================================================================


CASH FLOW      The consolidated free cash flow from operations(3) for Telefonica
               CTC Chile in 4Q02 reached Ch$20,176 million (US$28.1 million) as compared to Ch$3,400 million (US$5.0 million) in 4Q01. Free cash flow for the year 2002 increased by 48.3% to Ch$177,715 million
               (US$247.3 million), as compared to Ch$119,819 million (US$166.7 million) in the year 2001.


REVENUES BY BUSINESS UNIT

[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIALS.]

                            4Q01 Revenue Breakdown

               Fixed telephony                    41%
               Mobile                             20%
               Sonda*                             14%
               Long distance                       9%
               Corporate communications            9%
               Others                              7%

(*) As of Sept. 2002, Sonda revenues do not appear as part of Telefonica CTC Chile's total consolidated revenues


[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIALS.]

                            4Q02 Revenue Breakdown

               Fixed telephony                    47%
               Mobile                             27%
               Corporate communications           12%
               Long distance                       9%
               Others                              5%


FIXED          Revenues from fixed telephony services include Primary Service,
TELEPHONY      Access Charges and Interconnections and Directory Advertising.
               Fixed telephony revenues, which represented 46.5% of total operating revenues in 4Q02, decreased by 1.2% to Ch$99,173 million (US$138.0 million) as compared to 4Q01. For the year
               2002, these revenues decreased by 7.6% as compared to 2001, amounting to Ch$381,227 million (US$530.5 million) and representing 44.2% of the total operating revenues of the year.

Revenues       Lines per employee (excluding employees of Telefonica CTC
from Fixed     Chile's subsidiaries) increased by 25.2% from 845 at December
Telephony      31, 2001 to 1,058 at December 31, 2002, as a result of the
represent      corporate restructuring process that took place in October 2002,
46.5% of       and despite the decrease in lines in service during the year.
total
operating
revenues in
4Q02

---------
(3) Free cash flow = EBITDA - capital expenditures - net interest expense - taxes

                                                                     Telefonica
                                                                     ----------
                                                                      CTC CHILE
4Q02 Earnings Release
===============================================================================

               Primary service revenues, which include the fixed monthly charge, variable charge, connections and other installations, value added services and equipment marketing, among others, decreased by 0.3% in 4Q02 as compared to 4Q01 to Ch$92,494 million (US$128.7 million). This decrease is mainly attributable to: (i) a 1% additional tariff decrease applied in May 2002 to variable and fixed charges pursuant to the Tariff Decree, (ii) a 0.6% decrease in traffic per line per day, (iii) an increase in traffic charged as local tranche (fixed-mobile and fixed-Internet calls) whose rates are lower than those of traffic rated as Measured Local Service (fixed-fixed calls), and
               (iv) a 1.9% decrease in average lines in service in 4Q02 vs. 4Q01, which resulted from increased disconnections in 4Q02 due to higher levels of non-payment. This was partially offset by a 2.8% increase in revenues from value added services (call waiting, call transfer, voice mail, conference call, among others), as well as a real increase in the fixed monthly fee and the variable charge due to the monthly adjustment of the tariff index, defined in the Tariff Decree, due to the devaluation of the Chilean peso vs. the US dollar.

               Access charges and interconnections revenues include revenues from access charges generated by DLD and ILD carriers, as well as those paid by other telecommunications operators that use Telefonica CTC Chile's network; they also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. These revenues decreased by 12.9% in 4Q02 to Ch$5,721 million (US$8.0 million) as compared to 4Q01, mainly as a result of lower market traffic.

               Revenues from directory advertising decreased by 11.9% in 4Q02 to Ch$958 million (US$1.3 million) as compared to 4Q01. These revenues are generated pursuant to the new agreement signed between Telefonica CTC Chile and Publiguias in 3Q01.

LONG           Long distance revenues include revenues from domestic and
DISTANCE       international long distance traffic carried by 188 Telefonica
               Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 9.2% of total operating
188            revenues in 4Q02, decreased by 9.9% as compared to 4Q01, to
Telefonica     Ch$19,531 million (US$27.2 million). For the year 2002, these
Mundo LD       revenues represented 8.7% of the total operating revenues,
Plans          decreasing by 8.8% compared to the year 2001, to Ch$74,731
compensate     million (US$104.0 million). This quarterly decrease in revenues
lower          was mainly due to: (i) lower revenues from domestic long
traffic        distance services ("DLD") due to the 14.1% decrease in DLD traffic carried by 188 Telefonica Mundo and Globus in 4Q02 as compared to 4Q01, mainly as a result of the slow economic recovery and the substitution effect of mobile service, (ii) lower revenues from international long distance services ("ILD") due to the fact that the 6.9% increase in outgoing ILD traffic was offset by a lower average price per outgoing minute in 4Q02 vs. 4Q01 caused by higher competition, and (iii) lower revenues from the rental of the long distance network to other telecom operators in 4Q02 in comparison with 4Q01 due to lower prices and lower market traffic in general. Telefonica Mundo was able to compensate somewhat for the significant traffic declines through its innovative LD plans, especially "El Mundo a Llamada
               Local" for ILD calls, which had 26,603 customers as of December
               2002.

                                                                     Telefonica
                                                                     ----------
                                                                      CTC CHILE
4Q02 Earnings Release
===============================================================================

MOBILE         Mobile communications revenues include revenues from outgoing
COMMUNICATIONS cellular traffic and interconnection revenues from Calling Party
               Pays, as well as revenues from mobile equipment sales. Total revenues from mobile communications, which accounted for 26.7%
18%            of total operating revenues in 4Q02, increased by 14.9% as
subscriber     compared to 4Q01, to Ch$56,866 million (US$79.2 million). This
increase       increase is mainly as a result of a 19.1% increase in average
from           cellular subscribers, partially offset by a decrease in the
4Q01           average monthly revenue per user ("ARPU"), due to an increase in the proportion of prepaid customers in Telefonica Movil's subscriber base. Prepaid customers represented 76% of total average cellular subscribers in 4Q02, as compared to 75% in 4Q01. As of December 31, 2002, Telefonica Movil had 1,849,283 customers. For the year 2002, these mobile revenues increased by 12.4% as compared to 2001, amounting to Ch$206,932 million
               (US$288.0 million) and representing 24.0% of the total operating revenues of the year.

CORPORATE      Corporate customer communications include revenues from (i)
CUSTOMER       telecommunications equipment sales, which refers to voice
COMMUNICATIONS equipment (fax, PABX, etc.); (ii) complementary telephone services, such as 600, 700 and 800 numbers and digital communications; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, "ISP Empresas" revenues, services such as housing and hosting and consulting services to corporate customers.

Higher         Revenues from corporate customer communications increased by revenues from  15.7% to Ch$24,956 million (US$34.7 million) in 4Q02 as compared
IP solutions   to 4Q01. The contribution of corporate customer communications revenues to total operating revenues increased from 8.9% in 4Q01 to 11.7% in 4Q02. This increase was mainly related to increased connectivity services through the IP network, higher revenues from sales of projects and complementary services to corporate customers. However, this was partly offset by lower prices of data services, which have progressively decreased due to strong competition. Data links through the IP network grew at rates of 24% for switched IP network customers and 329% for dedicated IP network customers in 4Q02 as compared to 4Q01. For the year
               2002, corporate customer communications revenues represented
               10.0% of the total operating revenues, amounting to Ch$86,206 million (US$120.0 million), a 19.2% increase compared to the year 2001.

OTHER          These revenues include public telephones, as well as revenues
BUSINESSES     from interior installation and equipment marketing of the
               subsidiary CTC Equipos, among others. They represented 5.9% of total operating revenues in 4Q02. As of and including September
               2002, the revenues of the information systems subsidiary Sonda are no longer included here, as a result of the sale by Telefonica CTC Chile of its majority stake in this subsidiary, which occurred on September 26, 2002. The 35% of Sonda's net result which corresponds to Telefonica CTC Chile is now included as non-operating income/expense, according to the equity method.

                                                                     Telefonica
                                                                     ----------
                                                                      CTC CHILE
4Q02 Earnings Release
===============================================================================


               Public telephone revenues decreased by 19.4% in 4Q02 to Ch$3,002 million (US$4.2 million) as compared to 4Q01, mainly as a result
Revenues       of lower average revenue per public telephone due to mobile
from Other     traffic substitution.
Businesses
no longer      Interior installation and equipment marketing revenues increased
include        by 14.0% in 4Q02 to Ch$7,448 million (US$10.4 million) compared
Sonda          to 4Q01.
revenues
               Other businesses revenues decreased by 64.9% to Ch$2,165 million
               (US$3.0 million) in 4Q02, as compared to 4Q01. These revenues include revenues from other subsidiaries such as Istel (employee health insurance) and Telemergencia, among others.


BUSINESS UNIT PERFORMANCE FOR 4Q02

Business Unit                             EBITDA     EBITDA Margin    Net Result
                                         (Ch$ mn)                      (Ch$mn)

Fixed telephony                           52,594           47%        (14,097)
Long distance                             11,161           44%          6,310
Mobile                                    17,697           30%          1,228
Corp. Communications (incl. Data)          n.a.           n.a.          4,069
Others                                     n.a.           n.a.            303

Consolidated                              94,090         44.1%         (2,187)



BUSINESS UNIT PERFORMANCE FOR 2002

Business Unit                             EBITDA     EBITDA Margin    Net Result
                                         (Ch$ mn)                      (Ch$mn)

Fixed telephony                          220,877           52%        (52,162)
Long distance                             44,629           45%         19,397
Mobile                                    67,552           31%          3,899
Corp. Communications (incl. Data)         31,544           24%         16,793
Others                                     n.a            n.a          (5,608)

Consolidated                             391,533        45.4%         (17,680)

                                                                     Telefonica
                                                                     ----------
                                                                      CTC CHILE
4Q02 Earnings Release
===============================================================================


  WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S INVESTOR RELATIONS WEBSITE AT:

               www.telefonicactcchile.cl/investors/contenido.html


For more Information Contact:

Gisela Escobar - Veronica Gaete
Maria Jose Rodriguez - Florencia Acosta         Richard Huber /Mariana Crespo
Telefonica CTC Chile                            The Global Consulting Group
Tel.: 562-691-3867                              212-807-5026 / 212-807-5014
Fax: 562-691-2392

E-mail:                                         E-mail:
gescoba@ctc.cl, vgaete@ctc.cl                   richard.huber@tfn.com
mjrodri@ctc.cl, macosta@ctc.cl                  mariana.crespo@tfn.com


         Compania de Telecomunicaciones de Chile S.A., the first South
       American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

      This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform
             Act of 1996, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de
         Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de
        Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control.

PHYSICAL STATISTICS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          I           II          III          IV
                                                                                        2001         2001        2001         2001

------------------------------------------------------------------------------------------------------------------------------------
Total lines in service at the end of period                                          2,725,587   2,743,126    2,751,956    2,723,310
Average number of lines in service (quarterly)                                       2,713,195   2,734,712    2,745,657    2,752,968
Number of lines installed (1)                                                        3,006,558   3,020,345    3,014,573    3,019,416
Lines per 100 Inhabitants                                                                 17.6        17.7         17.7         17.4
Public telephones in service at end of period                                           22,227      26,860       30,702       33,830
Effective minutes of local traffic measured by second (million)                          3,887       4,183        4,160        4,180
Local calls MLS (millions)                                                               1,337       1,376        1,404        1,439
DLD traffic of 188 Telefonica Mundo + Globus 120 (thousands of minutes)                198,787     199,601      199,510      201,434
Outgoing ILD traffic of 188 Telefonica Mundo +Globus 120 (thousands of minutes)         14,154      16,290       16,137       16,270
Access charge traffic (thousands of minutes)                                         1,780,130   1,846,722    1,814,701    1,809,440
Number of lines connected                                                               91,622      99,033       68,593       71,371
Number of CTC's employees (end of period)                                                4,594       3,260        3,025        3,223
Number of subsidiaries' employees (end of period)                                        4,673       4,452        4,773        4,497
Number of cellular suscribers (end of period)                                        1,295,483   1,416,103    1,480,795    1,570,087
------------------------------------------------------------------------------------------------------------------------------------

PHYSICAL STATISTICS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          I          II          III           IV
                                                                                        2002        2002        2002          2002

------------------------------------------------------------------------------------------------------------------------------------
Total lines in service at the end of period                                          2,746,178   2,760,252    2,721,412    2,686,695
Average number of lines in service (quarterly)                                       2,734,366   2,752,418    2,740,296    2,701,752
Number of lines installed (1)                                                        3,024,693   3,027,354    3,030,444    3,023,541
Lines per 100 Inhabitants                                                                 17.5        17.6         17.3         17.1
Public telephones in service at end of period                                           37,740      36,759       36,251       35,674
Effective minutes of local traffic measured by second (million)                          3,650       4,088        3,984        4,178
Local calls MLS (millions)                                                               1,245       1,328        1,265        1,428
DLD traffic of 188 Telefonica Mundo + Globus 120 (thousands of minutes)                183,372     184,456      176,075      172,942
Outgoing ILD traffic of 188 Telefonica Mundo +Globus 120 (thousands of minutes)         15,218      16,071       17,404       17,395
Access charge traffic (thousands of minutes)                                         1,672,282   1,762,580    1,707,252    1,645,934
Number of lines connected                                                               71,898      93,617       76,950       97,954
Number of CTC's employees (end of period)                                                3,219       3,231        3,225        2,540
Number of subsidiaries' employees (end of period)                                        4,565       4,654        2,398        2,031
Number of cellular suscribers (end of period)                                        1,651,282   1,710,326    1,761,432    1,849,283
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes circuits and ISDN lines in order to indicate the real capacity of the network.


ANNUAL VARIATION
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          I          II          III          IV
                                                                                        2001        2001        2001         2001

------------------------------------------------------------------------------------------------------------------------------------
Total lines in service at the end of period                                             4.6%        4.4%         3.4%         0.8%
Average number of lines in service (quarterly)                                          4.5%        4.5%         4.0%         2.7%
Numbers of lines installed                                                              0.9%        1.2%         1.2%         1.0%
Lines per 100 Inhabitants                                                               3.5%        3.5%         2.3%        -0.6%
Public telephones in service at the end of period                                      62.7%      100.4%       115.6%        77.1%
Effective minutes of traffic measured by second (million)                              -1.6%       -1.2%        -3.0%        -5.2%
Local calls MLS (millions)                                                             -9.0%      -11.7%        -7.1%        -5.5%
DLD traffic of 188 Telefonica Mundo + Globus 120 (thousands of minutes)                 3.2%       18.4%        20.8%         8.4%
Outgoing ILD traffic of 188 Telefonica Mundo +Globus 120 (thousands of minutes)        -4.8%       17.4%        17.5%        17.9%
Access charge traffic (thousands of minutes)                                           20.4%        7.1%       -13.7%        -8.8%
Number of lines connected                                                              50.7%       42.3%        -2.4%       -18.7%
Number of CTC's employees (end of period)                                              -0.6%      -29.5%       -34.8%       -30.5%
Number of subsidiaries' employees (end of period)                                      -3.2%       -8.1%         3.0%        -2.5%
Number of cellular subscribers (end of period)                                          7.5%       15.6%        28.3%        28.2%
------------------------------------------------------------------------------------------------------------------------------------

ANNUAL VARIATION
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          I          II          III           IV
                                                                                        2002        2002        2002          2002

------------------------------------------------------------------------------------------------------------------------------------
Total lines in service at the end of period                                             0.8%        0.6%        -1.1%       -1.3%
Average number of lines in service (quaterly)                                           0.8%        0.6%        -0.2%       -1.9%
Numbers of lines installed                                                              0.6%        0.2%         0.5%        0.1%
Lines per 100 Inhabitants                                                              -0.6%       -0.6%        -2.3%       -1.5%
Public telephones in service at the end of period                                      69.8%       36.9%        18.1%        5.5%
Effective minutes of traffic measured by second (million)                              -6.1%       -2.3%        -4.2%        0.0%
Local calls MLS (millions)                                                             -6.9%       -3.5%        -9.9%       -0.8%
DLD traffic of 188 Telefonica Mundo + Globus 120 (thousands of minutes)                -7.8%       -7.6%       -11.7%      -14.1%
Outgoing ILD traffic of 188 Telefonica Mundo +Globus 120 (thousands of minutes)         7.5%       -1.3%         7.9%        6.9%
Access charge traffic (thousands of minutes)                                           -6.1%       -4.6%        -5.9%       -9.0%
Number of lines connected                                                             -21.5%       -5.5%        12.2%       37.2%
Number of CTC's employees (end of period)                                             -29.9%       -0.9%         6.6%      -21.2%
Number of subsidiaries' employees (end of period)                                      -2.3%        4.5%       -49.8%      -54.8%
Number of cellular subscribers (end of period)                                         27.5%       20.8%        19.0%       17.8%
------------------------------------------------------------------------------------------------------------------------------------

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP)
(Ch$ millions as of December 31, 2002)

----------------------------------------------------------------------------------------------------------------------------

                                                         JAN-DEC       IQ         IIQ         IIIQ        IVQ        JAN-DEC
                                                           2001       2001        2001        2001        2001        2002
----------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES

FIXED TELEPHONY                                          412,467     99,338     110,282     102,425     100,422     381,227
Primary Service                                          370,070     92,116      93,902      91,283      92,769     353,118
  Telephone Line Serv.Fee (Fixed Monthly Charge)         164,094     42,253      40,899      40,909      40,033     158,733
  Variable Charge                                        167,464     40,770      42,987      41,861      41,846     156,447
  Connections and other installations                      8,021      1,700       2,056       2,020       2,245       6,960
  Value added services                                    17,473      4,294       4,069       4,379       4,731      17,163
  Equipment Marketing                                      7,388      1,776       1,941       1,828       1,843       4,967
  Other fixed telephony revenues                           5,630      1,323       1,950         286       2,071       8,848
Access Charges and Interconnections                       24,267      5,492       5,697       6,513       6,565      23,265
  Domestic long distance                                   9,215      2,279       2,329       2,242       2,365       9,436
  International long distance                              4,402      1,115       1,143       1,066       1,078       3,513
  Other interconnection services                          10,650      2,098       2,225       3,205       3,122      10,316

Directory Advertising                                     18,130      1,730      10,683       4,629       1,088       4,844

LONG DISTANCE                                             81,900     19,148      19,500      21,578      21,674      74,731
  Domestic Long Distance                                  36,017      8,265       9,093       9,615       9,044      32,936
  International Service                                   31,088      7,434       7,601       7,901       8,152      28,048
  Rental of LD Network                                    14,795      3,449       2,806       4,062       4,478      13,747

MOBILE COMMUNICATIONS                                    184,173     45,907      44,550      44,228      49,488     206,932
 Outgoing Traffic                                        102,955     25,070      26,439      23,532      27,914     120,894
 Interconnection under Calling Party Pays                 81,218     20,837      18,111      20,696      21,574      86,038

CORPORATE CUSTOMER COMMUNICATIONS                         72,335     15,767      17,425      17,573      21,570      86,206
 Equipment                                                19,579      4,467       5,143       4,858       5,111      24,501
 Complementary Services                                    8,070      1,534       1,637       2,059       2,840      12,383
 Data services                                            16,231      2,568       3,981       3,289       6,393      18,232
 Dedicated links and others                               28,455      7,198       6,664       7,367       7,226      31,090

OTHER BUSINESSES                                         169,160     38,460      40,657      39,479      50,564     114,053
 Public Telephones                                        16,056      4,744       4,479       3,109       3,724      12,078
 Interior installation and equipment marketing            26,371      6,357       6,540       6,938       6,536      28,243
 Information System Services (Sonda)                     112,828     24,982      28,563      25,155      34,128      62,322
 Other Operating Revenues                                 13,905      2,377       1,075       4,277       6,176      11,410
----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUES                                 920,035    218,620     232,414     225,283     243,718     863,149
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                                             VARIATION
                                                             IQ        IIQ         IIIQ        IVQ     ---------------------
                                                            2002       2002        2002        2002    IVQ02/IVQ01 2002/2001
----------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES

FIXED TELEPHONY                                            91,746     94,197      96,111      99,173       -1.2%     -7.6%
Primary Service                                            85,205     87,899      87,520      92,494       -0.3%     -4.6%
  Telephone Line Serv.Fee (Fixed Monthly Charge)           39,543     39,388      39,639      40,163        0.3%     -3.3%
  Variable Charge                                          36,214     39,063      40,038      41,132       -1.7%     -6.6%
  Connections and other installations                       1,969      1,732       1,631       1,628      -27.5%    -13.2%
  Value added services                                      4,021      4,187       4,092       4,863        2.8%     -1.8%
  Equipment Marketing                                       1,596      1,181         712       1,478      -19.8%    -32.8%
  Other fixed telephony revenues                            1,862      2,348       1,408       3,230       56.0%     57.2%
Access Charges and Interconnections                         5,686      6,016       5,842       5,721      -12.9%     -4.1%
  Domestic long distance                                    2,231      2,333       2,406       2,466        4.3%      2.4%
  International long distance                                 828        940         884         861      -20.1%    -20.2%
  Other interconnection services                            2,627      2,743       2,552       2,394      -23.3%     -3.1%

Directory Advertising                                         855        282       2,749         958      -11.9%    -73.3%

LONG DISTANCE                                              18,832     18,177      18,191      19,531       -9.9%     -8.8%
  Domestic Long Distance                                    8,458      8,057       8,226       8,195       -9.4%     -8.6%
  International Service                                     7,213      7,006       6,854       6,975      -14.4%     -9.8%
  Rental of LD Network                                      3,161      3,114       3,111       4,361       -2.6%     -7.1%

MOBILE COMMUNICATIONS                                      49,047     49,703      51,296      56,886       14.9%     12.4%
 Outgoing Traffic                                          27,456     29,849      30,583      33,006       18.2%     17.4%
 Interconnection under Calling Party Pays                  21,591     19,854      20,713      23,880       10.7%      5.9%

CORPORATE CUSTOMER COMMUNICATIONS                          18,947     20,737      21,566      24,956       15.7%     19.2%
 Equipment                                                  5,020      5,653       5,801       8,027       57.1%     25.1%
 Complementary Services                                     2,646      2,782       3,252       3,703       30.4%     53.4%
 Data services                                              3,854      4,468       4,945       4,965      -22.3%     12.3%
 Dedicated links and others                                 7,427      7,834       7,568       8,261       14.3%      9.3%

OTHER BUSINESSES                                           36,713     32,058      32,667      12,615      -75.1%    -32.6%
 Public Telephones                                          3,381      3,080       2,615       3,002      -19.4%    -24.8%
 Interior installation and equipment marketing              7,139      6,944       6,712       7,448       14.0%      7.1%
 Information System Services (Sonda)                       23,661     19,856      18,805           0     -100.0%    -44.8%
 Other Operating Revenues                                   2,532      2,178       4,535       2,165      -64.9%    -17.9%
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUES                                  215,285    214,872     219,831     213,161      -12.5%     -6.2%
---------------------------------------------------------------------------------------------------------------------------

(Ch$ millions as of December 31, 2002)

-----------------------------------------------------------------------------------------------------------------------------

                                                         JAN-DEC       IQ         IIQ         IIIQ        IVQ        JAN-DEC
                                                           2001       2001        2001        2001        2001        2002
-----------------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Salaries                                                 101,149     27,150      27,171      23,433      23,395      79,566
Depreciation                                             255,504     63,949      63,041      64,974      63,540     261,035
Other Operating Costs                                    290,541     71,736      71,604      67,215      79,986     261,635
Adm. & Selling Expenses                                  131,364     36,065      31,994      26,445      36,860     130,415
-----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS AND EXPENSES                       778,558    198,900     193,810     182,067     203,781     732,651
-----------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                         141,477     19,720      38,604      43,216      39,937     130,498
-----------------------------------------------------------------------------------------------------------------------------
EBITDA                                                   396,981     83,669     101,645     108,190     103,477     391,533
Operating Margin                                         15.4%       9.0%       16.6%       19.2%       16.4%       15.1%
EBITDA Margin                                            43.1%       38.3%      43.7%       48.0%       42.5%       45.4%
-----------------------------------------------------------------------------------------------------------------------------

Interest Income                                           18,743      3,351       4,354       5,281       5,757      16,691
Other Non-Operating Income                                15,572        557       1,321      12,198       1,496      13,222
Revenues from Related Companies                              612       (473)        (91)      1,100          76       2,355
Interest Expense                                         (96,255)   (24,675)    (23,447)    (26,026)    (22,107)    (81,472)
Amortization of Goodwill                                 (16,211)    (3,958)     (3,776)     (3,912)     (4,565)    (24,662)
Other Non-Operating Expenses                             (45,133)    (7,458)    (24,862)     (9,311)     (3,502)    (37,880)
Monetary Correction                                        2,130     (1,156)      3,873       2,767      (3,354)     (8,952)
-----------------------------------------------------------------------------------------------------------------------------
NON-OPERATING INCOME                                    (120,542)   (33,812)    (42,628)    (17,903)    (26,199)   (120,698)
-----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX                                  20,935    (14,092)     (4,024)     25,313      13,738       9,800
-----------------------------------------------------------------------------------------------------------------------------
Income Tax                                               (11,769)      (819)     (4,220)     (8,254)      1,524     (26,717)
Minority Interest                                         (4,938)      (419)     (2,042)     (1,201)     (1,276)       (763)
Amortization of Negative Goodwill                              6          0           2           1           3           0
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                 4,234    (15,330)    (10,284)     15,859      13,989     (17,680)
-----------------------------------------------------------------------------------------------------------------------------
Observed exchange rate (end of the period)                           594.97      629.00      695.02      654.79
------------------------------------------------------------    ------------------------------------------------

------------------------------------------------------------    ------------------------------------------------
                                                                     IQ           IIQ         IIIQ        IVQ
                                                                    2002          2002        2002       2002
------------------------------------------------------------    ------------------------------------------------
Earnings per Common Share (Ch$)                                     -16.0        -10.7        16.6        14.6
Earnings per ADR (US$)                                              -0.09        -0.06        0.09        0.08
Weighted Average Number of Shares Fully Paid (millions)             957.2        957.2       957.2       957.2
Fully Diluted Weighted Average Number of Shares (millions)          957.2        957.2       957.2       957.2
------------------------------------------------------------    ------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                              VARIATION
                                                              IQ        IIQ         IIIQ        IVQ     ---------------------
                                                             2002       2002        2002        2002    IVQ02/IVQ01 2002/2001
----------------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Salaries                                                    21,376     22,625      21,596      13,969      -40.3%    -21.3%
Depreciation                                                65,338     65,948      65,312      64,437        1.4%      2.2%
Other Operating Costs                                       60,727     60,632      67,353      72,923       -8.8%     -9.9%
Adm. & Selling Expenses                                     34,000     33,822      30,414      32,179      -12.7%     -0.7%
----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS AND EXPENSES                         181,441    183,027     184,675     183,508       -9.9%     -5.9%
----------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                            33,844     31,845      35,156      29,653      -25.8%     -7.8%
----------------------------------------------------------------------------------------------------------------------------
EBITDA                                                      99,182     97,793     100,468      94,090       -9.1%     -1.4%
Operating Margin                                            15.7%      14.8%       16.0%       13.9%        -2.5pp    -0.3pp
EBITDA Margin                                               46.1%      45.5%       45.7%       44.1%         1.7pp     2.2pp
----------------------------------------------------------------------------------------------------------------------------

Interest Income                                              3,469      3,376       3,686       6,160        7.0%    -10.9%
Other Non-Operating Income                                   2,120      1,505       8,640         957      -36.0%    -15.1%
Revenues from Related Companies                                 13       (300)        748       1,894     2392.1%    284.8%
Interest Expense                                           (19,814)   (19,834)    (23,586)    (18,238)     -17.5%    -15.4%
Amortization of Goodwill                                    (3,833)    (4,016)    (12,957)     (3,856)     -15.5%     52.1%
Other Non-Operating Expenses                                (3,426)    (6,200)    (20,088)     (8,166)     133.2%    -16.1%
Monetary Correction                                         (4,130)    (1,549)     (1,106)     (2,167)     -35.4%   -520.3%
----------------------------------------------------------------------------------------------------------------------------
NON-OPERATING INCOME                                       (25,601)   (27,018)    (44,663)    (23,416)     -10.6%      0.1%
----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX                                     8,243      4,827      (9,507)      6,237      -54.6%    -53.2%
----------------------------------------------------------------------------------------------------------------------------
Income Tax                                                  (5,762)    (5,360)     (7,196)     (8,399)    -651.1%    127.0%
Minority Interest                                             (332)      (280)       (126)        (25)     -98.0%    -84.5%
Amortization of Negative Goodwill                               89        (89)          0           0          -         -
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                   2,238       (902)    (16,829)     (2,187)       C.S.   -517.6%
----------------------------------------------------------------------------------------------------------------------------
Observed exchange rate (end of the period)                  655.90     688.05      748.73      718.61
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                                                IQ        IIQ        IIIQ       IVQ
                                                               2002       2002       2002       2002
------------------------------------------------------------------------------------------------------
Earnings per Common Share (Ch$)                                 2.3       -0.9      -17.6       -2.3
Earnings per ADR (US$)                                         0.01      -0.01      -0.10      -0.01
Weighted Average Number of Shares Fully Paid (millions)       957.2      957.2      957.2      957.2
Fully Diluted Weighted Average Number of Shares (millions)    957.2      957.2      957.2      957.2
------------------------------------------------------------------------------------------------------

                      CONSOLIDATED BALANCE SHEET (CHGAAP)
             (Figures in thousands of Ch$ as of December 31, 2002)


ASSETS                                                       2002                  2001
                                                              Ch$                   Ch$
CURRENT ASSETS
        Cash and banks                                    16,842,002           19,323,709
        Time deposits                                      2,418,477           11,366,992
        Marketable securities                             76,812,030           60,218,053
        Trade receivables                                206,605,764          251,113,767
        Notes receivable                                   6,024,436            5,260,269
        Sundry debtors                                    25,070,611           35,609,281
        Due from related companies                        17,113,928            5,581,397
        Inventories                                       14,360,380           32,378,241
        Refundable taxes                                  19,060,375           45,633,229
        Prepaid expenses                                   8,230,701           11,251,165
        Deferred taxes                                    25,188,474           56,581,498
        Other current assets                              28,656,627          122,898,844
                       Total current assets              446,383,805          657,216,445

FIXED ASSETS
        Land                                              27,372,131           29,030,587
        Construction and infrastructure works            183,151,839          197,925,361
        Machinery and equipment                        3,294,876,741        3,235,794,533
        Other fixed assets                               393,378,237          446,283,271
        Technical revaluation                              9,130,267            9,130,322
        Less: accumulated depreciation                 1,968,865,481        1,794,155,265
                       Fixed assets-net                1,939,043,734        2,124,008,809

OTHER ASSETS
        Investments in related companies                  42,455,138           16,313,598
        Investments in other companies                         3,816              684,994
        Goodwill                                         179,404,553          210,069,277
        Less: Negative goodwill                           34,840,257           39,943,715
        Long-term debtors                                          0              660,776
        Intangibles                                       32,278,010           16,981,672
        Amortization (less)                                2,604,927            1,592,094
        Other long-term assets                            16,568,919           26,013,621
                                                                                        0
                       Total other assets                302,945,766          309,075,559

TOTAL ASSETS                                           2,688,373,305        3,090,300,813


LIABILITIES                                                                    2002                2001
                                                                               Ch$                 Ch$
CURRENT LIABILITIES
        Banks and financial institutions - short-term                       9,191,446           20,652,113
        Banks and financial institutions - current maturities             146,290,805          112,957,547
        Debentures                                                         21,704,239           38,651,152
        Current maturities of other long-term liabilities                     489,759            1,142,572
        Dividends payable                                                     209,724              301,445
        Accounts payable                                                  149,886,640          205,177,454
        Notes payable                                                         173,961              623,100
        Sundry creditors                                                    8,101,420           29,698,335
        Due to related companies                                           11,976,196           17,572,625
        Provisions                                                          9,952,190           15,069,037
        Withholdings                                                        9,533,601           13,314,056
        Unearned income                                                     6,963,466            2,653,236
        Other current liabilities                                           4,947,602           33,520,779

                  Total current liabilities                               379,421,049          491,333,451

LONG-TERM LIABILITIES
        Banks and financial institutions                                  416,567,542          549,111,998
        Debentures                                                        512,192,650          567,825,381
        Due to related companies                                           24,214,112           25,769,951
        Sundry creditors                                                    9,246,715           33,366,179
        Provisions                                                         17,257,252           20,485,428
        Deferred Taxes                                                     35,990,681           47,117,652
        Other long-term liabilities                                         5,650,989           13,321,005
                  Total long term liabilities                           1,021,119,941        1,256,997,594

MINORITY INTEREST                                                           1,142,263            1,142,263

EQUITY
        Paid-in capital                                                   736,468,120          736,468,120
        Reserve                                                           114,512,356          114,512,356
        Share premium                                                       1,924,736            1,582,766
        Other reserves                                                    433,784,840          452,733,251
        Retained earnings:                                                451,465,216          448,881,060
                  Prior years                                             (17,680,376)           4,235,008
                  (Losses) Income for the period                                    0              382,817
                  Less: deficit from development stage enterprise                   0                    0
                  Total equity                                          1,286,690,052        1,305,296,493

TOTAL LIABILITIES AND EQUITY                                            2,688,373,305        3,090,300,813

         COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR 2002 AND 2001
          Figures in Thousands of Constant Ch$ as of December 31, 2002

--------------------------------------------------------------------------------------------------------
                                                                           2002                 2001
                                                                  --------------------------------------
NET CASH PROVIDED BY USING IN OPERATING ACTIVITIES                     324,595,006          356,286,169

Net income (Gain/Losses)                                               (17,680,376)           4,235,008

Result in sales of assets                                               (7,760,553)            (302,879)

(Gain) Loss in sale of fixed assets                                        111,365              537,199
Gain in sales of investments                                             7,871,918            1,657,408

Charges (credits) to income not affecting cash flows:                  357,798,962          330,625,695

Depreciation                                                           262,734,333          256,651,873
Intangibles amortization                                                 1,012,746              528,704
Write-off and provisions                                                30,367,332           22,848,177
Equity earnings from related companies                                   2,465,491            1,140,091
Equity losses from related companies                                       110,112              528,262
Amotization of goodwill                                                 24,661,893           16,211,090
Amortization of negative goodwill                                                0                6,185
Price-level restatement (net)                                            6,164,777           (1,828,211)
Gain (loss) on foreign currency transactions                             2,788,424             (303,170)
Other credits not affecting cash flows                                  19,956,999           20,088,021
Other charges not affecting cash flows                                  52,381,835           57,223,267

Decrease (increase) in current assets:                                  78,165,522           27,407,830

(Increase) Decrease in trade receivables                               (25,117,165)         (65,495,850)
(Increase) Decrease in inventories                                      11,235,203           (3,106,614)
(Increase) Decrease in other current assets                             92,047,484           96,010,294

Increase (decrease) in current liabilities:                            (86,691,246)          (9,800,673)

Increase (decrease) in due to related companies,
  related with operating activities                                    (49,408,390)          37,886,619
Increase (decrease) in accrued interest payable                         (1,159,320)          (1,788,577)
Increase (decrease) in income tax payable, net                          14,669,367          (13,535,443)
Increase (decrease) in other accounts payable
  related with non operating result                                    (50,426,638)         (11,352,975)
Increase (decrease) in value-added tax, net, and other                    (366,265)         (21,010,297)

Income (loss) of minority interest                                         762,697            4,938,518
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

         COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR 2002 AND 2001
          Figures in Thousands of Constant Ch$ as of December 31, 2002

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                                                                            2002                2001
                                                                   -------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                              (253,915,390)       (248,144,498)

Increase in bank borrowings
Other sources of financing                                               13,815,654          27,192,366
Dividend payments (less)                                                  1,674,004             712,887
Capital distribution                                                      1,356,091                   0
Repayment of loans (less)                                               142,348,687         249,186,767
Repayment of debentures (less)                                          115,634,382          21,873,221
Repayment other loans from related companies                             10,065,888                   0
Other disbursements (less)                                                        0           4,989,763


NET CASH USED IN INVESTING ACTIVITIES                                  (134,417,139)       (151,928,368)

Sale of fixed assets                                                        730,269             336,056
Sale of investments in related companies                                 28,367,432           4,499,333
Sale of other investments                                                         0          14,241,266
Other revenues from investments                                             159,107             158,268
Additions to fixed assets (less)                                         99,305,590         127,427,226
Payment of capitalized interests (less)                                   4,348,983          15,470,463
Investments in related companies (less)                                     119,892           7,034,515
Investments in financial instruments (less)                              30,170,262           8,578,810
Other loans to related companies (less)                                           0          10,401,145
Other investment disbursements (less)                                    29,729,220           2,251,132

NET CASH FLOW FOR THE PERIOD                                            (63,737,523)        (43,786,697)

PRICE-LEVEL RESTATEMENT EFFECT ON CASH AND CASH EQUIVALENTS              (2,244,307)         (5,501,858)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (65,981,830)        (49,288,555)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD                     86,884,886         136,173,441

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                       20,903,056          86,884,886
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